SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                Amendment No. 7

                          Western Sizzlin Corporation

                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   959542101
                         -----------------------------
                                 (CUSIP Number)

                                 Shawn Sedaghat
               9701 Wilshire Blvd. #1110, Beverly Hills, CA 90201
                                 (310)205-9038
              ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 21, 2006
                         -----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

CUSIP NO.  959542101                                               Page 2 of 10
           ---------

1        NAME OF REPORTING PERSON

         Shawn Sedaghat

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         0

8        SHARED VOTING POWER

         0

9        SOLE DISPOSITIVE POWER

         0

10       SHARED DISPOSITIVE POWER

         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES* / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         0%

CUSIP NO.  959542101                                               Page 3 of 10
           ---------

14       TYPE OF REPORTING PERSON*

         IN

CUSIP NO.  959542101                                               Page 4 of 10
           ---------

1        NAME OF REPORTING PERSON

         Jonathan Dash

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         0

8        SHARED VOTING POWER

         393,506

9        SOLE DISPOSITIVE POWER

         0

10       SHARED DISPOSITIVE POWER

         393,506

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         393,506

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES* / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         33.0%

CUSIP NO.  959542101                                               Page 5 of 10
           ---------

14       TYPE OF REPORTING PERSON*

         IN

CUSIP NO.  959542101                                               Page 6 of 10
           ---------

1        NAME OF REPORTING PERSON

         Dash Acquisitions LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         0

8        SHARED VOTING POWER

         393,506

9        SOLE DISPOSITIVE POWER

         0

10       SHARED DISPOSITIVE POWER

         393,506

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         393,506

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES* / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         33.0%

CUSIP NO.  959542101                                               Page 7 of 10
           ---------

14       TYPE OF REPORTING PERSON*

         IN

CUSIP NO.  959542101                                               Page 8 of 10
           ---------


AMENDMENT NO. 7 TO SCHEDULE 13D

    This Amendment No. 7, dated November 22, 2006, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on April 4, 2005, as Amended on April 26, 2005 and April 28, 2005 and May 18, 2005 and July 25, 2005 and August 8, 2005 and January 27, 2006 (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Shares") of Western Sizzlin Corporation, a Delaware corporation.

    Items 3 and 5 and 6 of the Schedule 13D are hereby amended and restated as follows:



ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

    Shawn Sedaghat ("Sedaghat") relinquishes voting and investment authority over the Shares he owns and gives voting and investment authority to Jonathan Dash as an investment advisor at Dash Acquisitions LLC. Sedaghat is no longer deemed, for purposes of Rule 13d-3 under the Securities Act of 1934, as amended, to be the beneficial owner of the 254,881 Shares he owns.

    As the holder of sole voting and investment authority over the Shares owned by Jonathan Dash ("Dash") and the Shares owned by Dash's Client in Dash Acquisitions LLC ("Client Shares"), Dash Acquisitions LLC may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 393,506 Shares representing approximately 33.0% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer).

    Dash is the managing member and control person of Dash Acquisitions LLC, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Dash Acquisitions LLC. Thus, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 393,506 Shares representing approximately 33.0% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer). Dash disclaims any economic interest or beneficial ownership of the Shares covered by this statement.

    The Reporting Persons effected transaction in the Shares during the past 60 days as set forth below:

Dash:



       11/20/2006          Open Market Purchase                      500                        $4,025.00
       11/20/2006          Open Market Purchase                      500                        $4,075.00


CUSIP NO.  959542101                                               Page 9 of 10
           ---------
       11/20/2006          Open Market Purchase                     1,709                      $14,270.15
       11/20/2006          Open Market Purchase                      550                        $4,609.00
       11/20/2006          Open Market Purchase                     3,208                      $26,947.20
       11/20/2006          Open Market Purchase                     1880                       $15,848.40
       11/20/2006          Open Market Purchase                     2,100                      $17,745.00
       11/20/2006          Open Market Purchase                     8,282                      $70,397.00
       11/20/2006          Open Market Purchase                     2,000                      $17,120.00
       11/20/2006          Open Market Purchase                     1,000                       $8,570.00
       11/20/2006          Open Market Purchase                     2,742                      $23,581.20
       11/20/2006          Open Market Purchase                     1,500                      $12,975.00
       11/20/2006          Open Market Purchase                    16,525                     $143,767.50
       11/21/2006          Open Market Purchase                     5,150                      $43,208.50
       11/21/2006           Exercise of Rights                     25,065                     $175,455.00
       11/21/2006           Exercise of Rights                     84,960                     $594,720.00


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The information provided in Item 4 is incorporated by reference. Dash is the brother-in-law of Sedaghat. On August 5, 2005, Dash and Sedaghat formed a "group" for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. On November 20, 2006, that group was disbanded.

    Dash Acquisitions LLC is has entered into an agreement with the Dash Acquisitions LLC Clients ("Dash Clients"), whereby it retains voting power and dispositive power over the Dash Client Shares. Dash Clients, as of November 22, 2006, own an aggregate of 384,956 Shares of the Issuer which along with Dash's Shares total 393,506 Shares and represent an aggregate amount of approximately 33.0% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer ). Dash Acquisitions LLC retains voting power and beneficiary interests in the Client Shares.

    Dash is the managing member and control person of Dash Acquisitions LLC. Thus, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 393,506 Shares representing approximately 33.0% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer). Dash disclaims any economic interest or beneficial ownership of the Shares covered by this statement.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Not applicable

CUSIP NO.  959542101                                               Page 10 of 10
           ---------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:   November 22, 2006


                                          By:/s/ Shawn Sedaghat
                                             ---------------------
                                             Shawn Sedaghat



                                          By:/s/ Jonathan Dash
                                             ---------------------
                                             Jonathan Dash




                                          By:/s/ Jonathan Dash
                                             ---------------------
                                             Dash Acquisitions LLC